EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
Phone 704 731-1500
Fax 704 731-1511
www.enproindustries.com
March 23, 2006
Ms. Jennifer Hardy
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	EnPro Industries, Inc. Registration Statement on Form S-3 Filed January 4, 2006 Registration No. 333-130857
Dear Ms. Hardy:
We are writing to request that the above referenced registration statement of EnPro Industries, Inc. be declared effective as of 5:00 p.m. on Monday, March 27, 2006. In making this request, and as you requested in your letter dated January 19, 2006, EnPro Industries, Inc. acknowledges that:
•	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does no relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you and Andrew Schoeffler for your assistance with the filing.

Ms. Jennifer Hardy
March 23, 2006

Very truly yours,

/s/ Robert P. McKinney

Robert P. McKinney Assistant Secretary and Deputy General Counsel

cc:	Andrew P. Schoeffler Stephen M. Lynch